UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 11, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioMarin Pharmaceutical Inc.

File No. 0-26727 - CF# 24770

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BioMarin Pharmaceutical Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 26, 2010.

Based on representations by BioMarin Pharmaceutical Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.37   through October 20, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Todd K. Schiffman
Assistant Director